May 12, 2006

Mail Stop 4561

Mr. Paul M. White
Chief Financial Officer
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

Re: Orient-Express Hotels Ltd.
        Form 10-K for the year ended December 31, 2005
        Filed March 6, 2006
        File No. 1-16017

Dear Mr. White:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments in future filings. If you disagree, we will consider your explanation as to why
our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.   Please revise the title of the measure currently referred to as EBITDA since it
        differs from EBITDA as defined in FR-65. We refer you to Question 14 of

Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies and Basis of Presentation, page 62

(w) Other Significant Events, page 71

2.   We note that due to hurricanes Katrina and Rita, the Windsor Court Hotel in New Orleans suffered damage and remained closed throughout the period from August 29 to October 31, 2005. In light of the significant decline in tourism experienced in the aftermath of hurricanes Katrina and Rita, a SFAS 144 event or change in circumstance appears to have occurred. Please tell us when you tested the asset for recoverability and how you concluded that no impairment existed.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief